UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden Hours per response………2.50
FORM 12b-25	SEC FILE NUMBER 1-18640
NOTIFICATION OF LATE FILING	CUSIP NUMBER 16444H102

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	January 28, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cherokee Inc.
Full Name of Registrant

Former Name if Applicable

5990 Sepulveda Blvd., Suite 600
Address of Principal Executive Office (Street and Number)

Sherman Oaks, CA 91411
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10‑K, Form 20‑F, Form 11‑K, Form N‑SAR or Form N‑CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10‑D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10‑K, 20‑F, 11‑K, 10‑Q, 10‑D, N‑SAR, N‑CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cherokee Inc. (the “Company”) is unable to file its Annual Report on Form 10-K (the “Form 10-K”) for its fiscal year ended January 28, 2017 (“Fiscal 2017”) without unreasonable effort or expense due to the circumstances described below.

Although the Company believes that its financial statements are substantially complete, the financial statements are required to include the financial results of the assets acquired from Hi-Tec Sports International Holdings B.V. (“Hi-Tec”), which closed on December 7, 2016, and the associated transactions.  The complexity of this integration and consolidation has necessitated substantial additional review procedures and staff work.  As a result, the Company needs more time to complete its review of the consolidated financial statements including the Hi-Tec assets. The Company is working diligently on this matter and currently expects to file the Form 10-K on or before the extended deadline of April 28, 2017. The Company also anticipates that it will host a conference call to discuss its financial results substantially concurrently with the filing of the Form 10-K.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jason Boling	(818)	908-9868
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made See attachment.

Cherokee Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 13, 2017	By	/s/ Jason Boling

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of this form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Attachment to Cherokee Inc. Form 12b-25

Response to Part IV, Question 3:

The following is an explanation of the anticipated significant changes in results of operations for the fourth quarter and fiscal year ended January 28, 2017 as compared to the corresponding periods for the prior fiscal year. Each of the events described below may be deemed to represent or have caused a significant change in our results of operations from the corresponding periods of the prior years.

Acquisition of Hi-Tec and Magnum Brands

As previously disclosed, on November 29, 2016, the Company entered into a share purchase agreement (the “SPA”) with Sunningdale Corporation Limited (the “Seller”) and Irene Acquisition Company B.V., pursuant to which the Company agreed to acquire all of the issued and outstanding share capital of Hi-Tec Sports International B.V. (“Hi-Tec”) for a cash purchase price of $96.1 million on a cash-free, debt-free basis, based on normalized working capital (the “Hi-Tec Acquisition”). Subject to post-closing adjustments, and after giving effect to the Company’s sale of certain of the operating assets of Hi-Tec and its subsidiaries to certain of Hi-Tec's operating partners and/or distributors (the “Sale Transactions,”), the purchase price for the Hi-Tec intellectual property assets retained by the Company, including the Hi-Tec and Magnum brands, was approximately $61.0 million. The Hi-Tec Acquisition closed on December 7, 2016.

Hi-Tec and its subsidiaries were a Dutch footwear business that design, market and sell footwear globally, primarily under the Hi-Tec and Magnum brands. Hi-Tec sold its products through major retailers, independent distributors, licensees, government contracts and directly to consumers. Prior to the Hi-Tec Acquisition, Hi-Tec operated under a full spectrum distribution model, meaning that one group of affiliated companies owned the brands and manufactured the products. Through the Sale Transactions and our post-acquisition integration efforts, the Company is converting the Hi-Tec business to a branded licensing model. Until this conversion is complete, the Company will conduct indirect sales of footwear bearing these brands to certain select Eastern European wholesalers and government entities, which represent a minor portion of the customers of these brands. Going forward, the Company primarily intends to pursue a wholesale licensing model for these brands. The Company’s acquisition of the Hi-Tec and Magnum brands and conversion of these brands to a new business model is subject to significant risks.

In connection with the closing of the Hi-Tec Acquisition, substantially all of the then-existing indebtedness of Hi-Tec has been repaid. The SPA contains customary warranties and indemnities for a Dutch transaction. Subject to certain carve-outs and qualifications as set forth in the SPA and subject to certain limited exceptions, our recourse for breaches of warranties under the SPA will be to a warranty and indemnity insurance policy.

The Company funded the purchase price of the Hi-Tec Acquisition through cash on hand, proceeds from the Sale Transactions, the prepayment of the first year of guaranteed minimum royalties under license agreements with certain operating partners and/or distributors of Hi-Tec, net proceeds of a public offering of our common stock, proceeds from a new credit facility, and proceeds from a receivables funding loan extended by one of our directors, each of which is described below.

Sale Transactions and Wholesale License Agreements

On November 29, 2016, the Company entered into sales agreements with operating partners and/or distributors of Hi-Tec. These sales agreements provide for the sale of certain of the operating assets of Hi-Tec and its subsidiaries to these operating partners and/or distributors. The aggregate cash purchase price of the Sale Transactions was approximately $28.0 million, based on expected working capital and subject to certain post-closing adjustments. The Sales Transactions closed substantially concurrently with the closing of the Hi-Tec Acquisition on December 7, 2016. The Company used the proceeds from the Sale Transaction to fund a portion of the purchase price for the Hi-Tec Acquisition.

Consistent with the Company’s planned conversion of the Hi-Tec business to its business model, the Company continues to own the intellectual property assets of Hi-Tec following the Sale Transactions, and certain of Hi-Tec’s operating partners and/or distributors have entered into wholesale license agreements with the Company to license certain of these trademarks from, and pay royalties to, the Company. Under these wholesale license agreements, certain of Hi-Tec’s operating partners and/or distributors have licensed certain Hi-Tec trademarks in the United States, Canada, the United Kingdom, continental Europe, South Africa and other jurisdictions in Africa. The Company used the prepayment of the first few years of guaranteed minimum royalties under these license agreements to pay approximately $7.0 million of the purchase price for the Hi-Tec Acquisition.

Public Offering

On December 2, 2016, the Company closed an underwritten public offering of 4,237,750 shares of our common stock at a public offering price of $9.50 per share, for net proceeds to the Company of approximately $38.0 million, after deducting the underwriting discount and offering expenses paid by the Company. The Company used the net proceeds of the offering to fund a portion of the purchase price for the Hi-Tec Acquisition.

Cerberus Credit Facility

On December 7, 2016, the Company entered into a senior secured credit facility with Cerberus Business Finance, LLC (“Cerberus”), as administrative agent and collateral agent for the lenders from time to time party thereto, pursuant to which the Company is permitted to borrow (i) up to $5.0 million under a revolving credit facility, and (ii) up to $45.0 million under a term loan facility. Also on December 7, 2016, the Company drew down $45.0 million under the Cerberus term loan facility and used a portion of these borrowings to fund the Hi-Tec Acquisition, including the repayment of the outstanding indebtedness of Hi-Tec and to repay all amounts owed under the Company’s former credit facility with JPMorgan Chase Bank, N.A. (“JPMorgan”). The Company expects to use the remaining amount of borrowings under the Cerberus credit facility for general working capital.

The Cerberus credit facility is secured by a first priority lien on, and security interest in, substantially all of the Company’s assets and those of its subsidiaries, is guaranteed by its subsidiaries, and has a five-year term. The Cerberus credit facility bears interest at a rate per annum equal to either the rate of interest publicly announced from time to time by JPMorgan in New York, New York as its reference rate, base rate or prime rate or LIBOR plus, in each case, the applicable margin and subject to the applicable rate floor. Borrowings under the Cerberus credit facility are subject to certain maintenance and other fees. The terms of the Cerberus credit facility include financial covenants that set financial standards the Company will be required to maintain and operating covenants that impose various restrictions and obligations regarding the operation of the Company’s business, including covenants that require us to obtain Cerberus’s consent before we can take certain specified actions.

Receivables Funding Loan

On December 7, 2016, the Company entered into an unsecured receivables funding loan agreement for $5.0 million with Jess Ravich, the Chairman of our board of directors (“Board of Directors”). The receivables funding loan bears interest at a rate of 9.5% per annum and is subject to a fee equal to 2.5% of the principal amount of the loan, or $0.1 million, which was paid at the funding of the loan. The outstanding principal and accrued interest under the receivables funding loan will be due and payable on June 5, 2017. The proceeds of the receivables funding loan were used to fund a portion of the purchase price for the Hi-Tec Acquisition. The Company expects that certain accounts receivable assets that are expected to be collected in the ordinary course of business will be used to repay the receivables funding loan.

Significant Changes in Operating Results from Prior Periods

Primarily as a result of the transactions described above, the Company anticipates that its total revenues will be materially higher in the fourth quarter and fiscal year ended January 28, 2017 as compared to the corresponding periods of the prior year.  As previously disclosed, the Company incurred substantial transaction and integration expenses in the current periods that were not incurred in the prior year periods.  Accordingly, selling, general and administrative expenses in the current periods will be materially higher than they were in the prior year periods.

While the Company believes that its financial statements are substantially complete, the complexity of the integration and consolidation of the transactions described above has necessitated substantial additional review procedures and staff work.  As a result, the Company needs more time to complete its review of the consolidated financial statements reflecting the Hi-Tec Acquisition.  Accordingly, at the time of filing of this report, the Company does not believe that a reasonable estimate of the financial results can be made prior to completion of these procedures.